January 30, 2012

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	PowerShares Exchange Traded Fund Trust, File No. 811-21265
PowerShares Exchange Traded Fund Trust II, File No. 811-21977
PowerShares Actively Managed Exchange Traded Fund Trust, File No. 811-22148
PowerShares India Exchange Traded Fund Trust, File No. 811-22147

Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

1.               A copy of the Investment Company Blanket Bond Rider.

2.               A copy of the Resolution to the Consideration of the Fidelity Bond.

3.               A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4.               A statement as to the period for which premium have been paid; and

5.               A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.

If you should need any additional information, please contact me at (630) 868-7179.

Sincerely,

/s/Anna Paglia
Secretary

CC:	Deanna B. Marotz

Table of Contents

Item 1

Item 2

Item 3

Item 4

Item 5

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

PowerShares Exchange-Traded Trust Fund		07722111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 12, 2012	May 1, 2011 to May 1, 2012	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  PowerShares S&P Developed Markets Low Volatility Portfolio (IDLV)

•                  PowerShares S&P Emerging Markets Low Volatility Portfolio (EELV)

PowerShares Exchange-Traded Fund Trust II

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

RESOLVED, that giving due consideration to the value of the aggregate assets of the PowerShares Exchange-Traded Fund Trust II (“Trust II”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in Trust II’s portfolios, the nature and method of conducting Trust II’s operations, and the accounting procedures and controls of Trust II, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $10 million is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of Trust II (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of PowerShares S&P International Developed High Beta Portfolio, PowerShares S&P International Developed Low Volatility Portfolio, PowerShares S&P Emerging Markets High Beta Portfolio and PowerShares S&P Emerging Markets Low Volatility Portfolio (the “New Funds”), series of Trust II, and therefore, the appropriate officers of Trust II be, and each hereby is, authorized to cause the New Funds to be added to the Bond; and it is further

RESOLVED, that the officers of Trust II are authorized and directed to add the New Funds to the joint allocation agreement among Trust II, PowerShares Exchange-Traded Fund Trust, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust concerning the Bond, such agreement being in substantially the form presented at this meeting; and it is further

RESOLVED, that the proper officers of Trust II be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Pursuant to Rule 17g-1(g)(1)(B)(iii), had the following investment companies not been named as insureds under a joint insured bond each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares S&P International Developed Low Volatility Portfolio	$125,000.00

2. PowerShares S&P Emerging Markets Low Volatility Portfolio	$125,000.00

/s/ Anna Paglia

Anna Paglia	January 26, 2012

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the PowerShares Exchange Traded Fund Trust II have been paid for the period May 1, 2011 through May 1, 2012.

By:	/s/ Anna Paglia
Anna Paglia
Secretary

January 26, 2012

FIDELITY BOND
INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of January 11, 2012, by and among PowerShares Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares India Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, and PowerShares Actively Managed Exchange-Traded Fund Trust, a Delaware statutory trust, for itself and on behalf of each series thereof now or hereafter existing (individually referred to herein as a “Trust,” and collectively as the “Trusts” and each series of the Trusts identified from time to time on Schedule A and being referred to herein as a “Series”) (the Trusts sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).

WHEREAS, the Trusts have been named as insureds (“Insureds”) under a joint fidelity bond (the “Bond”) approved by each Trust’s Board of Trustees (the “Board”);

WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties and (ii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.

NOW, THEREFORE, it is agreed as follows:

1.             Each Series of a Trust shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement.  From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

2.             If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series of a Trust not identified on Schedule A of this Agreement, the Trusts agree (a) that such addition may be made provided that the non-interested directors or trustees of the Trusts covered by the Bond shall approve such addition and (b) that such additional entity may become a party to this Agreement and be included within the terms “Trust” or “Party” provided that in each case such entity shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

3.             In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:

(a)                                  First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

(b)                                 Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

4.             This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein.  Any Party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act.  The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

5.             The obligations of the Trusts which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 2 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

6.             This Agreement shall supersede all prior agreements entered into between or among any of the Trusts with respect to the same matters.

7.             Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

2

IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/Anna Paglia

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/Anna Paglia

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

By:	/s/Anna Paglia

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/Anna Paglia

3

SCHEDULE A

SERIES

PowerShares Exchange-Traded Fund Trust

1.             PowerShares Dynamic Market Portfolio

2.             PowerShares Dynamic Small Cap Growth Portfolio

3.             PowerShares Dynamic Small Cap Value Portfolio

4.             PowerShares Dynamic Biotechnology & Genome Portfolio

5.             PowerShares Dynamic Food & Beverage Portfolio

6.             PowerShares Dynamic Leisure and Entertainment Portfolio

7.             PowerShares Dynamic Media Portfolio

8.             PowerShares Dynamic Networking Portfolio

9.             PowerShares Dynamic Pharmaceuticals Portfolio

10.           PowerShares Dynamic Semiconductors Portfolio

11.           PowerShares Dynamic Software Portfolio

12.           PowerShares Dynamic OTC Portfolio

13.           PowerShares Zacks Micro Cap Portfolio

14.           PowerShares International Dividend Achievers Portfolio

15.           PowerShares Dividend Achievers Portfolio

16.           PowerShares Aerospace & Defense Portfolio

17.           PowerShares Dynamic Building & Construction Portfolio

18.           PowerShares Dynamic Energy Exploration & Production Portfolio

19.           PowerShares Dynamic Insurance Portfolio

20.           PowerShares Dynamic Oil & Gas Services Portfolio

21.           PowerShares Dynamic Retail Portfolio

22.           PowerShares High Yield Equity Dividend Achievers Portfolio

23.           PowerShares Dynamic Utilities Portfolio

24.           PowerShares Lux Nanotech Portfolio

25.           PowerShares Water Resources Portfolio

26.           PowerShares Morningstar StockInvestor Core Portfolio

27.           PowerShares Golden Dragon Halter USX China Portfolio

28.           PowerShares WilderHill Clean Energy Portfolio

29.           PowerShares Dynamic Large Cap Growth Portfolio

30.           PowerShares Dynamic Large Cap Value Portfolio

31.           PowerShares Dynamic Mid Cap Growth Portfolio

32.           PowerShares Dynamic Mid Cap Value Portfolio

33.           PowerShares FTSE RAFI US 1000 Portfolio

34.           PowerShares Dynamic Energy Sector Portfolio

35.           PowerShares Dynamic Financial Sector Portfolio

36.           PowerShares Dynamic Healthcare Sector Portfolio

37.           PowerShares Dynamic Industrials Sector Portfolio

38.           PowerShares Dynamic Large Cap Portfolio

39.           PowerShares Dynamic MagniQuant Portfolio

40.           PowerShares Dynamic Mid Cap Portfolio

41.           PowerShares Dynamic Small Cap Portfolio

42.           PowerShares Dynamic Technology Sector Portfolio

43.           PowerShares Buyback Achievers Portfolio

44.           PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

45.           PowerShares Cleantech Portfolio

46.           PowerShares Dynamic Banking Portfolio

47.           PowerShares Dynamic Basic Materials Sector Portfolio

48.           PowerShares Dynamic Consumer Discretionary Sector Portfolio

49.           PowerShares Dynamic Consumer Staples Sector Portfolio

50.           PowerShares Financial Preferred Portfolio

51.           PowerShares Global Listed Private Equity Portfolio

52.           PowerShares DWA Technical Leaders Portfolio

53.           PowerShares S&P 500 High Quality Portfolio

54.           PowerShares WilderHill Progressive Energy Portfolio

55.           PowerShares S&P 500 BuyWrite Portfolio

56.           PowerShares NASDAQ Internet Portfolio

57.           PowerShares Dynamic Dividend Portfolio

58.           PowerShares Security Portfolio

59.           PowerShares S&P US Stars Portfolio

60.           PowerShares Evangelical 150 Portfolio

61.           PowerShares Catholic 150 Portfolio

62.           PowerShares NASDAQ Transportation Portfolio

63.           PowerShares NASDAQ Financial-100 Portfolio

64.           PowerShares Fundamental Pure Large Growth Portfolio

65.           PowerShares Fundamental Pure Large Value Portfolio

PowerShares Exchange-Traded Fund Trust II

66.           PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

67.           PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

68.           PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

69.           PowerShares FTSE RAFI Emerging Markets Portfolio

70.           PowerShares Global Water Portfolio

71.           PowerShares Global Clean Energy Portfolio

72.           PowerShares Dynamic Developed International Opportunities Portfolio

73.           PowerShares 1-30 Laddered Treasury Portfolio

74.           PowerShares Emerging Markets Sovereign Debt Portfolio

75.           PowerShares Fundamental High Yield Corporate Bond Portfolio

76.           PowerShares Insured National Municipal Bond Portfolio

77.           PowerShares Insured New York Municipal Bond Portfolio

78.           PowerShares Insured California Municipal Bond Portfolio

79.           PowerShares VRDO Tax-Free Weekly Portfolio

80.           PowerShares DWA Developed Markets Technical Leaders

81.           PowerShares DWA Emerging Markets Technical Leaders

82.           PowerShares Ibbotson Alternative Completion Portfolio

83.           PowerShares RiverFront Tactical Balanced Growth Portfolio

84.           PowerShares RiverFront Tactical Growth & Income Portfolio

85.           PowerShares Global Nuclear Energy Portfolio

86.           PowerShares Preferred Portfolio

87.           PowerShares FTSE RAFI Latin America Portfolio

88.           PowerShares FTSE RAFI Australia Portfolio

89.           PowerShares FTSE RAFI Brazil Portfolio

90.           PowerShares FTSE RAFI Canada Portfolio

91.           PowerShares FTSE RAFI China Portfolio

92.           PowerShares FTSE RAFI France Portfolio

93.           PowerShares FTSE RAFI Germany Portfolio

94.           PowerShares FTSE RAFI Hong Kong Portfolio

95.           PowerShares FTSE RAFI Mexico Portfolio

96.           PowerShares FTSE RAFI South Africa Portfolio

97.           PowerShares FTSE RAFI South Korea Portfolio

98.           PowerShares FTSE RAFI Taiwan Portfolio

99.           PowerShares FTSE RAFI United Kingdom Portfolio

100.         PowerShares Dynamic Emerging Markets Portfolio

101.         PowerShares Developed International Growth Portfolio

102.         PowerShares Developed International Value Portfolio

103.         PowerShares Dynamic Japan Portfolio

104.         PowerShares Dynamic Australia Portfolio

105.         PowerShares Dynamic Canada Portfolio

106.         PowerShares Dynamic France Portfolio

107.         PowerShares Dynamic Germany Portfolio

108.         PowerShares Dynamic UK Portfolio

109.         PowerShares Ireland Portfolio

110.         PowerShares S&P European Stars Portfolio

111.         PowerShares International Corporate Bond Portfolio

112.         PowerShares Aggregate Bond Portfolio

113.         PowerShares 1-20 Laddered Treasury Portfolio

114.         PowerShares 1-10 Laddered Treasury Portfolio

115.         PowerShares 1-5 Laddered Treasury Portfolio

116.         PowerShares Build America Bond Portfolio

117.         PowerShares Emerging Markets Infrastructure Portfolio

118.         PowerShares Space and Satellite Portfolio

119.         PowerShares DJ Global Exchanges Portfolio

120.         PowerShares Asia-Pacific Water Portfolio

121.         PowerShares MENA Frontier Countries Portfolio

122.         PowerShares Global Agriculture Portfolio

123.         PowerShares Global Coal Portfolio

124.         PowerShares Global Gold and Precious Metals Portfolio

125.         PowerShares Global Steel Portfolio

126.         PowerShares Global Wind Energy Portfolio

127.         PowerShares DWA Relative Strength Portfolio

128.         PowerShares Financial Corporate Bond Portfolio

129.         PowerShares Industrial Corporate Bond Portfolio

130.         PowerShares Utilities Corporate Bond Portfolio

131.         PowerShares Convertible Securities Portfolio

132.         PowerShares FTSE RAFI QQQF Portfolio

133.         PowerShares CEF Income Composite Portfolio

134.         PowerShares S&P SmallCap Consumer Discretionary Portfolio

135.         PowerShares S&P SmallCap Consumer Staples Portfolio

136.         PowerShares S&P SmallCap Energy Portfolio

137.         PowerShares S&P SmallCap Financials Portfolio

138.         PowerShares S&P SmallCap Health Care Portfolio

139.         PowerShares S&P SmallCap Industrials Portfolio

140.         PowerShares S&P SmallCap Information Technology Portfolio

141.         PowerShares S&P SmallCap Materials Portfolio

142.         PowerShares S&P SmallCap Utilities Portfolio

143.         PowerShares Intermediate Build America Bond Portfolio

144.         PowerShares KBW Premium Yield Equity REIT Portfolio

145.         PowerShares KBW High Dividend Yield Financial Portfolio

146.         PowerShares KBW International Financial Portfolio

147.         PowerShares KBW Property & Casualty Insurance Portfolio

148.         PowerShares S&P 500® High Beta Portfolio

149.         PowerShares S&P 500® Low Beta Portfolio

150.         PowerShares S&P 500® High Momentum Portfolio

151.         PowerShares S&P 500® High Volatility Portfolio

152.         PowerShares S&P 500® Low Volatility Portfolio

153.         PowerShares Senior Loan Portfolio

154.         PowerShares Fundamental Investment Grade Corporate Bond Portfolio

155.         PowerShares KBW Bank Portfolio

156.         PowerShares KBW Regional Banking Portfolio

157.         PowerShares KBW Capital Markets Portfolio

158.         PowerShares KBW Insurance Portfolio

159.         PowerShares Chinese Yuan Dim Sum Bond Portfolio

160.         PowerShares CSI Fundamental Greater China Portfolio

161.         PowerShares S&P International Developed High Beta Portfolio

162.         PowerShares S&P International Developed Low Volatility Portfolio

163.         PowerShares S&P Emerging Markets High Beta Portfolio

164.         PowerShares S&P Emerging Markets Low Volatility Portfolio

PowerShares India Exchange-Traded Fund Trust

165.         PowerShares India Portfolio (including PowerShares Mauritius)

PowerShares Actively Managed Exchange-Traded Fund Trust

166.         PowerShares Active Mega Cap Fund

167.         PowerShares Active Low Duration Fund

168.         PowerShares Active U.S. Real Estate Fund

169.         PowerShares Active Dorsey Write Sector Rotation Fund

170.         PowerShares Active Premia Plus Fund

171.         PowerShares MBS Opportunity Fund

172.         PowerShares Bank Loan Fund

173.         PowerShares Emerging Market Debt Local Currency Fund

SCHEDULE B

SERIES

The premium of the Bond shall be allocated 25% to each Trust, one-half per capita and one-half pro rata by assets to each Series of a Trust then existing as of May 1, 2011.

B-1